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                         March 30, 2022

       Kevin Krieger
       Secretary
       FTAI Infrastructure LLC
       c/o Fortress Investment Group LLC
       1345 Avenue of the Americas, 45th Floor
       New York, NY 10105

                                                        Re: FTAI Infrastructure
LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 10
                                                            Submitted March 22,
2022
                                                            CIK No. 0001899883

       Dear Mr. Krieger:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.
 Kevin Krieger
FirstName  LastNameKevin
FTAI Infrastructure LLC Krieger
Comapany
March      NameFTAI Infrastructure LLC
       30, 2022
March2 30, 2022 Page 2
Page
FirstName LastName
Draft Registration Statement submitted on March 22, 2022

General

1.       Please describe the impact of Russia   s invasion of Ukraine on your
business, particularly
         in the energy sector. In addition to the general impact, please also consider the impact supply chain issues may have, any impact from sanctions and export controls, and whether you will need to evaluate any aspects of your business activities. If the impact is not material, please explain why.
        You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at
(202) 551- 3307
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551- 3234 with any other questions



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Blair T. Thetford